U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 NOV 28 P 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 22, 2007

07028286

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

SUPPL

Attached, please find the English version of the Summary of the agreements adopted in the Ordinary and Extraordinary Shareholders General Assembly of U.S. Commercial Corp., S.A.B. de C.V. held on November 8, 2007.

PROCESSED

NOV 30 2007

THOMSON
FINANCIAL

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

dw 11/29

SUMMARY OF THE AGREEMENTS ADOPTED AT THE ORDINARY STOCKHOLDERS GENERAL ASSEMBLY U.S. COMMERCIAL CORP., S.A.B. DE C.V., HELD ON NOVEMBER 8, 2007.

A) Note was taken of the opinion expressed by the Board of Directors of U.S. Commercial Corp., S.A.B. de C.V. (the "Corporation"), about the general director's report for the fiscal year 2006.

B) It was approved the Corporation's Board of Directors report to which Article 172, paragraph subsection B), of the la Mexican Corporate Law Act refers to, corresponding to year 2006.

C) It was approved the Corporation's Board of Directors report on the operations and activities foreseen by the Stock Market Act in which such body participated during the fiscal year that ended as of December 31, 2006.

D) For the effects as foreseen on Section 93-A of the Regulations of the Income Tax Act, the assembly has been duly informed about the tax obligations met by the Corporation for fiscal year 2006.

SUMMARY OF THE AGREEMENTS ADOPTED BY THE EXTRAORDINARY STOCKHOLDERS GENERAL ASSEMBLY OF U.S. COMMERCIAL CORP., S.A.B. DE C.V., HELD ON NOVEMBER 8, 2007.

A) It was resolved to demand the National Banking and Securities Commission its approval to write-off the registration of the stocks representing the stock capital of U.S. Commercial Corp., S.A.B. de C.V. (the "Corporation") in the section of Securities National Registry, and from the Mexican Stock Market to write-off the registration of such stocks from the stock listing that might be listed on the market.

B) It was approved that the Corporation undertakes a public offering of stocks directed solely to the stockholder of the Corporation other than Inmobiliaria Carso, S.A. de C.V. ("ICSA") and of Sercotel, S.A. de C.V. at a price per stock of $1.30 M.N. (One peso 30/100 Domestic Currency), ant to hire as broker of the offer Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa.

C) It was approved to create a management irrevocable trust with Banco Inbursa, S.A., to which the Corporation shall assign the necessary resources to acquire at the same price of the offer, the stocks owned by the stockholders that would have not been present at it, for a period of 6 (six) months or until all pending stocks have been acquired.

D) It was approved to reform completely the by-laws, subject to obtaining the authorization of the National Banking and Securities Commission to write off from the registry the stocks representing the capital stock of the Corporation from the National Securities Registry.

E) Special delegates were appointed to carry out all acts and formalities required so that the resolutions of the Assembly be duly and totally met and formalized.

END